UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,080,731*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,080,731*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,080,731*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.0%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 8,813,687 Shares, including 37,083 Shares underlying options exercisable within 60 days hereof, held by Mr. Duggan and (ii) 267,044 Shares held by Genius Inc.

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CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		267,044
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

267,044
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 74587B 10 1

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the “Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 8,776,604 Shares owned directly by Mr. Duggan is approximately $115,601,540, including brokerage commissions. Such Shares were acquired with personal funds. Mr. Duggan received his stock options in connection with his service on the board of directors of the Issuer. The aggregate purchase cost of the 267,044 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $3,755,819, including brokerage commissions. Such Shares were acquired with working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 13, 2018, Mr. Duggan acquired an aggregate of 2,914,182 Shares at a price of $12.5658 per share following the exercise of his basic and over-subscription privileges in connection with the Issuer’s subscription rights offering (the “Offering”) and Genius Inc. acquired an aggregate of 232,044 Shares at a price of $12.5658 per share following the exercise of its basic and over-subscription privileges in connection with the Offering.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,578,904 Shares outstanding, which is the total number of Shares outstanding as of December 14, 2018, as reported in Exhibit 99.1 to the Issuer’s 8-K filed with the Securities and Exchange Commission on December 14, 2018, plus with respect to Mr. Duggan, 37,083 Shares underlying certain options exercisable within sixty days hereof.

A.	Genius Inc.
(a)	As of the close of business on December 17, 2018, Genius Inc. beneficially owned 267,044 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 267,044
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 267,044
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the 232,044 Shares acquired pursuant to the exercise of its basic and over-subscription privileges in connection with the Offering, Genius Inc. has not entered into any transactions in the Shares during the past sixty days.
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CUSIP No. 74587B 10 1

B.	Mr. Duggan
(a)	As of the close of business on December 17, 2018, Mr. Duggan directly owned 8,813,687 Shares, including 37,083 Shares underlying options exercisable within sixty days hereof. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 267,044 Shares owned by Genius Inc.

Percentage: Approximately 44.0%

(b)	1. Sole power to vote or direct vote: 9,080,731
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,080,731
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the 2,914,182 Shares acquired pursuant to the exercise of his basic and over-subscription privileges in connection with the Offering, Mr. Duggan has not entered into any transactions in the Shares during the past sixty days.

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CUSIP No. 74587B 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2018

GENIUS INC.

By:	/s/ Ryan Flake
	Name:	Ryan Flake
	Title:	Chief Financial Officer

/s/ Robert W. Duggan
Robert W. Duggan

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